Exhibit 99.2

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in
Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, Brookfield’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting for Candor Office Parks, Capital Automotive Real Estate Services Inc., Manhattan Multifamily, Pennsylvania Hydro and Ireland Wind Portfolio which were acquired during 2014, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 8%, 1% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.

Brookfield’s internal control over financial reporting as of December 31, 2014, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2014. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2014.

J. Bruce Flatt	Brian D. Lawson
Chief Executive Officer	Chief Financial Officer

March 26, 2015
Toronto, Canada

2014 ANNUAL REPORT    79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Candor Office Parks, Capital Automotive Real Estate Services Inc. (“CARS”), Manhattan Multifamily, Pennsylvania Hydro and Ireland Wind Portfolio, which were acquired during 2014, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 8%, 1% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Candor Office Parks, CARS, Manhattan Multifamily, Pennsylvania Hydro and Ireland Wind Portfolio. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 26, 2015 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 26, 2015

Toronto, Canada

80    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 83 through 149 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the board of directors and shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

J. Bruce Flatt	Brian D. Lawson
Chief Executive Officer	Chief Financial Officer

March 26, 2015
Toronto, Canada

2014 ANNUAL REPORT    81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 26, 2015

Toronto, Canada

82    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Assets
Cash and cash equivalents	6	$3,160	$3,663
Other financial assets	6	6,285	4,947
Accounts receivable and other	7	8,399	6,666
Inventory	8	5,620	6,291
Assets classified as held for sale	9	2,807	—
Equity accounted investments	10	14,916	13,277
Investment properties	11	46,083	38,336
Property, plant and equipment	12	34,617	31,019
Sustainable resources	13	446	502
Intangible assets	14	4,327	5,044
Goodwill	15	1,406	1,588
Deferred income tax assets	16	1,414	1,412

Total Assets		$129,480	$112,745

Liabilities and Equity
Accounts payable and other	17	$10,408	$10,316
Liabilities associated with assets classified as held for sale	9	1,419	—
Corporate borrowings	18	4,075	3,975
Non-recourse borrowings
Property-specific mortgages	19	40,364	35,495
Subsidiary borrowings	19	8,329	7,392
Deferred income tax liabilities	16	8,097	6,164
Subsidiary equity obligations	20	3,541	1,877
Equity
Preferred equity	21	3,549	3,098
Non-controlling interests	21	29,545	26,647
Common equity	21	20,153	17,781

Total equity		53,247	47,526

Total Liabilities and Equity		$129,480	$112,745

On behalf of the Board:

Frank J. McKenna, Director	George S. Taylor, Director

2014 ANNUAL REPORT    83

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2014	2013
Revenues	22	$18,364	$20,093
Direct costs	23	(13,118)	(13,928)
Other income and gains	24	190	1,262
Equity accounted income	10	1,594	759
Expenses
Interest		(2,579)	(2,553)
Corporate costs		(123)	(152)
Fair value changes	25	3,674	663
Depreciation and amortization		(1,470)	(1,455)
Income taxes	16	(1,323)	(845)

Net income		$5,209	$3,844

Net income attributable to:
Shareholders		$3,110	$2,120
Non-controlling interests		2,099	1,724

		$5,209	$3,844

Net income per share:
Diluted	21	$4.67	$3.12
Basic	21	$4.79	$3.21

84    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2014	2013
Net income		$5,209	$3,844

Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sales agreements		(301)	442
Available-for-sale securities		(105)	(24)
Equity accounted investments	10	(22)	8
Foreign currency translation		(1,717)	(2,429)
Income taxes	16	22	(114)

		(2,123)	(2,117)

Items that will not be reclassified to net income
Revaluation of property, plant and equipment		2,998	825
Revaluation of pension obligations	29	(77)	26
Equity accounted investments	10	245	231
Income taxes	16	(632)	(166)

		2,534	916

Other comprehensive income (loss)		411	(1,201)

Comprehensive income		$5,620	$2,643

Attributable to:
Shareholders
Net income		$3,110	$2,120
Other comprehensive income (loss)		301	(795)

Comprehensive income		$3,411	$1,325

Non-controlling interests
Net income		$2,099	$1,724
Other comprehensive income (loss)		110	(406)

Comprehensive income		$2,209	$1,318

2014 ANNUAL REPORT    85

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526
Changes in year:
Net income	—	—	3,110	—	—	—	—	3,110	—	2,099	5,209
Other comprehensive income	—	—	—	—	1,094	(670)	(123)	301	—	110	411

Comprehensive income	—	—	3,110	—	1,094	(670)	(123)	3,411	—	2,209	5,620
Shareholder distributions
Common equity	—	—	(388)	—	—	—	—	(388)	—	—	(388)
Preferred equity	—	—	(154)	—	—	—	—	(154)	—	—	(154)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,428)	(2,428)

Other items
Equity issuances, net of redemptions	132	(18)	(69)	—	—	—	—	45	451	2,505	3,001
Share-based compensation	—	44	(7)	—	—	—	—	37	—	16	53
Ownership changes	—	—	51	(375)	(126)	39	(168)	(579)	—	596	17

Total change in year	132	26	2,543	(375)	968	(631)	(291)	2,372	451	2,898	5,721

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012	$2,855	$149	$6,813	$2,088	$5,289	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338
Changes in year:
Net income	—	—	2,120	—	—	—	—	2,120	—	1,724	3,844
Other comprehensive loss	—	—	—	—	101	(1,183)	287	(795)	—	(406)	(1,201)

Comprehensive income	—	—	2,120	—	101	(1,183)	287	1,325	—	1,318	2,643
Shareholder distributions
Common equity	—	—	(1,287)	—	—	(32)	17	(1,302)	—	906	(396)
Preferred equity	—	—	(145)	—	—	—	—	(145)	—	—	(145)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(910)	(910)
Other items
Equity issuances, net of redemptions	44	(12)	(331)	—	—	—	—	(299)	197	1,675	1,573
Share-based compensation	—	22	(31)	—	—	—	—	(9)	—	45	36
Ownership changes	—	—	20	266	(225)	—	—	61	—	326	387

Total change in year	44	10	346	266	(124)	(1,215)	304	(369)	197	3,360	3,188

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

86    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2014	2013
Operating activities
Net income		$5,209	$3,844
Other income and gains	24	(190)	(1,820)
Share of undistributed equity accounted earnings		(920)	(307)
Fair value changes	25	(3,674)	(663)
Depreciation and amortization		1,470	1,455
Deferred income taxes	16	1,209	686
Investments in residential inventory		57	(378)
Net change in non-cash working capital and other balances		(587)	(539)

		2,574	2,278

Financing activities
Corporate borrowings arranged		454	949
Corporate borrowings repaid		—	(224)
Commercial paper and bank borrowings, net		(88)	(35)
Property-specific mortgages arranged		10,939	11,073
Property-specific mortgages repaid		(8,650)	(10,029)
Other debt of subsidiaries arranged		5,463	6,781
Other debt of subsidiaries repaid		(3,191)	(6,115)
Subsidiary equity obligations issued		1,947	541
Subsidiary equity obligations redeemed		(342)	(343)
Capital provided from non-controlling interests		5,733	3,218
Capital repaid to non-controlling interests		(3,228)	(1,543)
Preferred equity issuances		706	191
Preferred equity redemption		(268)	—
Common shares issued		108	85
Common shares repurchased		(63)	(388)
Distributions to non-controlling interests		(2,345)	(910)
Distributions to shareholders		(542)	(541)

		6,633	2,710

Investing activities
Acquisitions
Investment properties		(1,970)	(1,835)
Property, plant and equipment		(1,098)	(1,374)
Sustainable resources		(27)	(53)
Equity accounted investments		(1,645)	(2,326)
Other financial assets		(3,877)	(2,745)
Acquisition of subsidiaries		(5,999)	(2,960)
Dispositions
Investment properties		2,192	948
Property, plant and equipment		313	98
Equity accounted investments		471	657
Other financial assets		3,651	1,502
Disposition of subsidiaries		161	4,057
Restricted cash and deposits		(1,768)	(10)

		(9,596)	(4,041)

Cash and cash equivalents
Change in cash and cash equivalents		(389)	947
Foreign exchange revaluation		(114)	(134)
Balance, beginning of year		3,663	2,850

Balance, end of year	31	$3,160	$3,663

2014 ANNUAL REPORT    87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the company on March 26, 2015.

b)	Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

c)	Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

88    BROOKFIELD ASSET MANAGEMENT

d)	Basis of Presentation

The financial statements are prepared on a going concern basis.

i.	Subsidiaries

The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company has the power to direct the relevant activities, exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date the control is obtained, and continue to be consolidated until the date when control is lost. The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it power.

Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.

Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When control of a subsidiary is lost, the difference between the carrying value and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.

Transaction costs incurred in connection with the acquisition of control of a subsidiary are expensed immediately within fair value changes in the Consolidated Statements of Operations.

Refer to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.

ii.	Associates and Joint Ventures

Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.

Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2j).

iii.	Joint Operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.

e)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint

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control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

g)	Related Party Transactions

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 30. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.

h)	Operating Assets

i.	Investment Properties

The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held to earn either rental income or capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

ii.	Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.

iii.	Renewable Energy Generation

Renewable energy generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable energy generating assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and markets into which power is sold.

Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company determines fair value using internal valuations. The company uses external appraisers to review fair values of our renewable energy generating assets, but external valuations are not necessarily indicative of fair value.

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Depreciation on renewable energy generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 22
Other assets	Up to 60

Cost is allocated to the significant components of power generating assets and each component is depreciated separately.

The depreciation of property, plant and equipment in our Brazilian renewable energy operations is based on the duration of the authorization or the useful life of a concession. The weighted average remaining duration at December 31, 2014 is 15 years (2013 – 16 years). Land rights are included as part of the concession or authorization and are subject to depreciation.

iv.	Sustainable Resources

Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in sustainable resources on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 20 to 28 years. Fair value is determined based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber, bridges, roads and other equipment used in sustainable resources production are accounted for using the revaluation method and included in property, plant and equipment. These assets are depreciated over their useful lives, generally 3 to 35 years.

v.	Infrastructure

Utilities, transport and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment are accounted for using the revaluation method. The company determines the fair value of its utilities, transport and energy assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings and district energy systems	Up to 50
Machinery, equipment, transmission stations and towers	Up to 40
Rail and transport assets	Up to 40

The fair value and the estimated remaining service lives are reassessed on an annual basis.

Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.

vi.	Hotel Assets

Hotel operating assets within our property operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by discounting the expected future cash flows. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

Depreciation on hotel assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which range from 3 to 50 years for buildings and 3 to 10 years for other equipment.

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vii.	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

viii.	Residential Development

Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

ix.	Other Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale based on their nature and use within the company’s business. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.

The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When objective evidence of impairment exists, the cumulative loss in other comprehensive income is reclassified to net income.

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.

i)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 –	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Further information on fair value measurements is available in Notes 6, 11, 12 and 13.

j)	Impairment of Long-Lived Assets

At each balance sheet date the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount,

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determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

k)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

l)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.

Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

m)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

n)	Subsidiary Equity Obligations

Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities, limited-life funds and redeemable fund units.

Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.

Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.

Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.

Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

o)	Revenue Recognition

i.	Asset Management

Asset management revenues consist of base management fees, advisory fees, incentive distributions and performance-based incentive fees which arise from the rendering of services. Revenues from base management fees, advisory fees and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within revenues in the Consolidated Statements of Operations.

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Revenues from performance-based incentive fees are recorded on the accrual basis based on the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, and are recorded within revenues in the Consolidated Statements of Operations.

ii.	Property Operations

Property revenues primarily consist of rental revenues from leasing activities and hotel revenues and interest and dividends from unconsolidated real estate investments.

Property rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from hotel operations are recognized when the services are provided and collection is reasonably assured.

iii.	Renewable Energy Operations

Renewable energy revenues are derived from the sale of electricity and is recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

iv.	Sustainable Resources Operations

Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectability is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.

v.	Utility Operations

Revenue from utility operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport Operations

Revenue from transport operations consists primarily of freight and transportation services revenue. Freight and transportation services revenue is recognized at the time of the provision of services.

vii.	Energy Operations

Revenue from energy operations consists primarily of energy transmission, distribution and storage income. Energy revenue is recognized when services are provided and are rendered based upon usage or volume throughput during the period.

viii.	Private Equity Operations

Revenue from our private equity operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

ix.	Residential Developments Operations

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is reasonably assured.

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x.	Service Activities

Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

xi.	Investments in Financial Assets

Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

xii.	Other Income and Gains

Other income and gains represent the excess of proceeds over carrying values on the disposition of subsidiaries, investments or assets, or the settlement of liabilities for less than carrying values.

p)	Derivative Financial Instruments and Hedge Accounting

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments is recorded in accounts receivable and other or accounts payable and other, respectively.

i.	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary or an associate, are included in equity and net income in the period in which the subsidiary or associate is disposed of or, to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.

q)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax credits and unused tax losses, to

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the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

r)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.

s)	Other Items

i.	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii.	Share-based Payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in net income.

iii.	Pensions and other post-employment benefits

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost, is included in Direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit liability reported in Accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

t)	Critical Judgments and Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

In making estimates and judgments management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates in these consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial

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statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

Further information on investment property estimates is provided in Note 11.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 12.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

Further information on estimates used for sustainable resources is provided in Note 13.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 26 and 27.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

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c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exits to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine whether the governing documents of each entity convey a right to cash or another financial asset, or if assets can be distributed on liquidation.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations, a non IFRS measure, generated by each operating segment and the amount of common equity attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

98    BROOKFIELD ASSET MANAGEMENT

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, deferred income taxes, and transaction costs. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions which would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

2014 ANNUAL REPORT    99

c)	Reportable Segment Measures

The following tables present selected reportable segment measures.

YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes
External revenues	$215	$5,010	$1,679	$2,193	$2,559	$2,912	$3,599	$197	$18,364
Inter-segment revenues	556	—	—	—	—	—	—	2	558	i

Segmented revenues	771	5,010	1,679	2,193	2,559	2,912	3,599	199	18,922

Equity accounted income	—	609	26	392	31	67	34	—	1,159	ii
Interest expense	—	(1,287)	(414)	(379)	(77)	(186)	(9)	(229)	(2,581)	iii
Current income taxes	—	(29)	(18)	(25)	(7)	(24)	—	(11)	(114)	iv
Funds from operations	387	884	313	222	369	164	152	(331)	2,160	v
Common equity	323	14,877	4,882	2,097	1,050	2,080	1,220	(6,376)	20,153
Equity accounted investments	—	10,586	273	3,544	—	330	154	29	14,916
Additions to non-current assets[1]	—	10,971	2,879	2,617	426	72	17	287	17,269

1.	Includes additions to, and acquisitions of, equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes
External revenues	$764	$4,569	$1,620	$2,326	$4,124	$2,521	$3,817	$352	$20,093
Inter-segment revenues	419	—	—	—	—	—	—	—	419	i

Segmented revenues	1,183	4,569	1,620	2,326	4,124	2,521	3,817	352	20,512

Equity accounted income	—	429	21	333	7	15	27	12	844	ii
Interest expense	—	(1,123)	(409)	(407)	(132)	(167)	—	(315)	(2,553)	iii
Current income taxes	—	(59)	(19)	(26)	(9)	(23)	—	(23)	(159)	iv
Funds from operations	865	554	447	472	612	46	157	223	3,376	v
Common equity	216	13,339	4,428	2,171	1,105	1,435	1,286	(6,199)	17,781
Equity accounted investments	—	9,732	290	2,615	21	273	211	135	13,277
Additions to non-current assets[1]	—	8,711	1,614	2,061	591	93	110	8	13,188

1.	Includes additions to, and acquisitions of, equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $556 million (2013 – $419 million) and interest income on loans between consolidated entities totalling $2 million (2013 – $nil), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

100    BROOKFIELD ASSET MANAGEMENT

ii.	Equity Accounted Income

The company defines segment equity accounted income to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles segment equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations.

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Segmented equity accounted income	$1,159	$844
Fair value changes and other non-FFO items	435	(85)

Equity accounted income	$1,594	$759

iii.	Interest Expense

Interest expense includes interest on loans between consolidated entities totalling $2 million (2013 – $nil), which is eliminated on consolidation when determining the company’s consolidated interest expense.

iv. Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Segment current tax expense	$(114)	$(159)
Deferred income tax	(1,209)	(686)

Income tax expense	$(1,323)	$(845)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2014	2013
Total reportable segment FFO		$2,160	$3,376
Realized disposition gains not recorded in net income	vi	(477)	(434)
Non-controlling interests in FFO		2,096	2,465
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	ii	435	(85)
Fair value changes		3,674	663
Depreciation and amortization		(1,470)	(1,455)
Deferred income taxes	iv	(1,209)	(686)

Net income		$5,209	$3,844

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current year adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to realized disposition gains consists of amounts that are included in the following components of the company’s consolidated financial statements:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Ownership changes in common equity	$—	$160
Prior period fair value changes and revaluation surplus	477	274

	$477	$434

2014 ANNUAL REPORT    101

d)	Geographic Allocation

The company’s revenue and consolidated assets by location are as follows:

	2014		2013
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Assets	Revenue	Assets
United States	$6,150	$67,125	$7,099	$49,020
Canada	3,403	19,487	3,513	21,669
Australia	3,136	12,747	4,243	14,258
Brazil	1,864	11,849	1,684	13,074
Europe	2,128	10,758	1,657	9,099
Other	1,683	7,514	1,897	5,625

	$18,364	$129,480	$20,093	$112,745

Intangible assets and goodwill by geographic segments are included in Note 14 and 15, respectively.

e)	Revenues Allocation

Total external revenues by product or service are as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Asset management	$215	$764
Property
Office properties	2,602	2,579
Retail properties	321	207
Industrial, multifamily, hotel and other	2,087	1,783
Renewable energy
Hydroelectric	1,354	1,287
Wind energy	308	253
Co-generation and other	17	80
Infrastructure
Utilities	958	927
Transport	706	690
Energy	274	221
Sustainable resources	255	488
Private equity	2,559	4,124
Residential development	2,912	2,521
Service activities	3,599	3,817
Corporate activities	197	352

Total revenues	$18,364	$20,093

102    BROOKFIELD ASSET MANAGEMENT

4.	SUBSIDIARIES

The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Voting Rights Held by Non-Controlling Interests[1]		Ownership Interest Held by Non-Controlling Interests[2]
		Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Brookfield Property Partners L.P. (“BPY”)	Bermuda	—	—	32.3%[3]	10.6%
Brookfield Renewable Energy Partners L.P. (“BREP”)	Bermuda	—	—	37.5%[4]	35.0%
Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	—	—	71.5%	71.5%
Brookfield Residential Properties Inc. (“BRP”)	Canada	29.4%	31.5%	29.4%	31.5%

1.

Control of the limited partnerships (BPY, BREP and BIP) resides with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive distribution rights

2.

The company’s ownership interest in BPY, BREP and BIP includes holding a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BREP and BIP’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right described above. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

3.

During 2014, BPY completed a tender offer for its publicly traded subsidiary Brookfield Office Properties Inc. (“BPO”) the consideration being a combination of cash and BPY units which resulted in a decrease in the company’s ownership in BPY from 89.4% to 67.7%

4.	During 2014, BREP completed an equity issuance, decreasing the company’s ownership interest by 2.5% to 62.5%

The table below presents the exchanges in which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2014:

	TSX	NYSE
BPY	BPY.UN	BPY
BREP	BEP.UN	BEP
BIP	BIP.UN	BIP
BRP	BRP	BRP

All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries.

Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests are set out below. The summarized financial information represents amounts before intra-group eliminations:

AS AT DECEMBER 31, 2014 (MILLIONS)	BPY	BREP	BIP	BRP
Current assets	$4,524	$694	$1,560	$1,493
Non-current assets	61,051	19,155	14,935	1,884
Current liabilities	(5,356)	(687)	(821)	(364)
Non-current liabilities	(31,920)	(10,281)	(9,352)	(1,417)
Non-controlling interests	(14,618)	(5,075)	(4,932)	(496)

Equity attributable to Brookfield[1]	$13,681	$3,806	$1,390	$1,100

1.

Includes Brookfield’s investment in common equity, general partnership units, redemption-exchange units, Class A limited partnership units and special limited partnership units in each subsidiary where applicable.

2014 ANNUAL REPORT    103

FOR THE YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	BPY	BREP	BIP	BRP
Revenues	$4,373	$1,714	$1,924	$1,532

Net income attributable to:
Non-controlling interests	$1,821	$131	$190	$78
Shareholders	2,599	72	39	176

	$4,420	$203	$229	$254

Other comprehensive income (loss) attributable to:
Non-controlling interests	$(139)	$445	$(48)	$(21)
Shareholders	(308)	423	(13)	(50)

	$(447)	$868	$(61)	$(71)

Distributions paid to non-controlling interests in common equity	$185	$176	$288	$—

Cash flows from (used in):
Operating activities	$483	$700	$691	$128
Investing activities	(5,000)	(2,037)	(1,073)	(62)
Financing activities	4,455	1,299	42	(189)

AS AT DECEMBER 31, 2013 (MILLIONS)	BPY	BREP	BIP	BRP
Current assets	$3,011	$626	$1,268	$1,410
Non-current assets	49,435	16,373	14,414	1,878
Current liabilities	(6,973)	(920)	(598)	(333)
Non-current liabilities	(20,483)	(8,543)	(8,479)	(1,480)
Non-controlling interests	(12,810)	(4,002)	(5,127)	(515)

Equity attributable to Brookfield[1]	$12,180	$3,534	$1,478	$960

1.     Includes Brookfield’s investment in common equity, general partnership units, redemption-exchange units, Class A limited partnership units and special limited partnership units in each subsidiary where applicable.

FOR THE YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	BPY	BREP	BIP	BRP
Revenues	$4,287	$1,717	$1,826	$1,356

Net income (loss) attributable to:
Non-controlling interests	$928	$126	$82	$51
Shareholders	835	89	(17)	98

	$1,763	$215	$65	$149

Other comprehensive income (loss) attributable to:
Non-controlling interests	$(222)	$(162)	$155	$(16)
Shareholders	(241)	(386)	46	(35)

	$(463)	$(548)	$201	$(51)

Distributions paid to non-controlling interests in common equity	$29	$135	$253	$—

Cash flows from (used in):
Operating activities	$421	$735	$694	$(52)
Investing activities	(1,622)	(397)	(162)	(66)
Financing activities	1,669	(263)	(232)	391

104    BROOKFIELD ASSET MANAGEMENT

The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
BPY	$14,618	$12,810
BREP	5,075	4,002
BIP	4,932	5,127
BRP	496	515
Brookfield Incorporações S.A. (“BISA”)	106	505
Individually immaterial subsidiaries with non-controlling interests	4,318	3,688

	$29,545	$26,647

During the year ended December 31, 2014, the company increased its effective ownership in BISA from 45.0% to 87.1% through a cash tender for BISA shares for aggregate consideration of $160 million.

In December 2014, the company entered into a plan of arrangement to acquire the approximately 30% of common shares of BRP that it did not already own for $24.25 per common share. The transaction received the unanimous approval of BRP’s independent directors, and was approved by BRP shareholders on March 10, 2015. The transaction closed on March 13, 2015.

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)         Completed During 2014

The following table summarizes the balance sheet impact of business combinations that occurred during the year ended December 31, 2014:

(MILLIONS)	Property	Renewable Energy	Other	Total
Cash and cash equivalents	$42	$61	$—	$103
Accounts receivable and other	193	52	76	321
Investment properties	8,332	—	—	8,332
Property, plant and equipment	—	2,416	608	3,024
Intangible assets	4	—	6	10
Goodwill	—	—	78	78

Total assets	8,571	2,529	768	11,868
Less:
Accounts payable and other	(226)	(142)	(47)	(415)
Non-recourse borrowings	(3,831)	(322)	(219)	(4,372)
Deferred income tax liabilities	(23)	(127)	(145)	(295)
Non-controlling interests[1]	(336)	—	(138)	(474)

	(4,416)	(591)	(549)	(5,556)

Net assets acquired	$4,155	$1,938	$219	$6,312

Consideration[2]	$3,968	$1,915	$219	$6,102

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $299 million of revenue and $51 million of net income from the acquired operations as a result of the acquisitions made during the year. Total revenue and net income that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $801 million and $125 million, respectively. Certain of the current year business combinations were completed in close proximity to the year-end date of December 31, 2014 and accordingly, the fair values of the acquired assets and liabilities for these operations have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

2014 ANNUAL REPORT    105

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2014:

	Property				Renewable Energy
(MILLIONS)	Five Manhattan West	CARS	Manhattan Multifamily	Candor Office Parks	Pennsylvania Hydro	Ireland Wind Portfolio
Cash and cash equivalents	$—	$15	$15	$—	$15	$35
Accounts receivable and other	57	6	9	100	11	22
Investment properties	653	4,313	1,044	785	—	—
Property, plant and equipment	—	—	—	—	1,040	1,075

Total assets	710	4,334	1,068	885	1,066	1,132
Less:
Accounts payable and other	(2)	(28)	(9)	(179)	(24)	(116)
Non-recourse borrowings	(462)	(2,980)	—	(193)	(77)	(232)
Deferred income tax liabilities	—	(22)	—	—	(56)	(66)
Non-controlling interests[1]	(4)	(120)	(3)	(209)	—	—

	(468)	(3,150)	(12)	(581)	(157)	(414)

Net assets acquired	$242	$1,184	$1,056	$304	$909	$718

Consideration[2]	$57[3]	$1,184	$1,056	$304	$909	$718

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests and previous interests measured at the purchase date
3.	Excludes previously held $185 million equity accounted investment

In January 2014, a subsidiary of Brookfield purchased an additional 23.6% interest in a New York City office property (“Five Manhattan West”) that was previously an equity accounted joint venture. The incremental interest was purchased for total consideration of $57 million and resulted in the acquisition of control and increased Brookfield’s ownership to 98.6%. The fair value of the previous interest was $185 million and accordingly, no remeasurement gain or loss was recorded as part of this acquisition. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $31 million and $4 million, respectively.

In October 2014, a subsidiary of Brookfield acquired a 91% interest in Capital Automotive Real Estate Services Inc. (“CARS”), an owner and operator of more than 300 triple net leased automotive dealerships across North America. Total consideration was $1,184 million and includes contingent consideration based on investment returns hurdles on two of CARS’s portfolio properties. The investment property and debt valuations as well as contingent consideration and certain tax implications from the acquisition were accounted for based on provisional information. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $275 million and $89 million, respectively.

In October 2014, a subsidiary of Brookfield completed the acquisition of a 4,000 unit multifamily portfolio across six properties in Manhattan, New York City, for total consideration of $1,056 million. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $102 million and $14 million, respectively.

In November 2014, a subsidiary of Brookfield acquired 60% interest in a portfolio of office parks in India (“Candor Office Parks”) for total consideration of $304 million. The portfolio consists of six properties with a total of approximately 16.8 million square feet of gross leaseable area. The purchase price allocation has been done on a preliminary basis.

In March 2014, a subsidiary of Brookfield purchased a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania for total cash consideration of $295 million and commenced equity accounting for this interest at that time. In August 2014, this subsidiary acquired the remaining 67% economic and 50% voting interest in the facility for additional cash consideration of $614 million, and began consolidating the operation. Prior to the acquisition of the remaining interest, the previously held 33% economic interest was re-measured at fair value. The purchase price allocation has been done on a preliminary basis. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $99 million and $13 million, respectively.

In June 2014, a subsidiary of Brookfield acquired a wind portfolio comprising 326 MW of operating wind capacity across 17 wind projects in Ireland which is expected to generate 837 GWh annually. Total consideration was $718 million and the purchase price allocation has been done on a preliminary basis. Total revenue and net loss that would have been recorded if the acquisition had occurred at the beginning of the year would have been $92 million and $11 million, respectively.

106    BROOKFIELD ASSET MANAGEMENT

b)	Completed During 2013

The following table summarizes the balance sheet impact as a result of the business combinations that occurred in 2013:

(MILLIONS)	Renewable Energy	Property	Other	Total
Cash and cash equivalents	$8	$280	$4	$292
Accounts receivable and other	118	176	5	299
Equity accounted investments	4	346	—	350
Investment properties	—	5,530	—	5,530
Property, plant and equipment	1,387	29	199	1,615
Intangible assets	—	20	—	20

Total assets	1,517	6,381	208	8,106
Less:
Accounts payable and other	(79)	(391)	(4)	(474)
Non-recourse borrowings	(1,075)	(2,940)	(40)	(4,055)
Deferred income tax liabilities	(65)	—	—	(65)
Non-controlling interests[1]	(68)	(163)	—	(231)

	(1,287)	(3,494)	(44)	(4,825)

Net assets acquired	$230	$2,887	$164	$3,281

Consideration[2]	$230	$2,861	$161	$3,252

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $163 million of revenue and $82 million in net income from the acquired operations as a result of the acquisitions made during 2013. Total revenue and net income that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $568 million and $112 million, respectively.

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2013:

(MILLIONS)	Gazeley	IDI	MPG
Cash and cash equivalents	$40	$28	$156
Accounts receivable and other	41	36	46
Equity accounted investments	—	346	—
Investment properties	484	525	1,817
Property, plant and equipment	—	1	—
Intangible assets	20	—	—

Total assets	585	936	2,019
Less:
Accounts payable and other	(45)	(46)	(45)
Non-recourse borrowings	(119)	(261)	(1,531)
Non-controlling interests[1]	(21)	(34)	—

	(185)	(341)	(1,576)

Net assets acquired	$400	$595	$443

Consideration[2]	$370	$595	$443

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

Significant business contributions completed during 2013 are as follows, all of which were in the company’s property operations:

In June 2013, a subsidiary of Brookfield acquired a 95% equity interest in EZW Gazeley Limited (“Gazeley”), a UK-based industrial real estate company, for $370 million. Brookfield recorded $17 million of revenue and $16 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $55 million and $9 million, respectively.

2014 ANNUAL REPORT    107

In October 2013, a subsidiary of Brookfield acquired a 100% interest in Industrial Developments International Inc. (“IDI”), a U.S.-based industrial real estate company which owns and operates a high-quality industrial portfolio, for total consideration of $595 million. Brookfield recorded $3 million of revenue and $3 million in net loss from the acquired operation during the year. Total revenue and net loss that would have been recorded if the acquisition had occurred at the beginning of the year would have been $13 million and $11 million, respectively.

In October 2013, a subsidiary of Brookfield completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles for total consideration of $443 million. Brookfield recorded $36 million of revenue and $7 million in net income from the acquired operation during the year. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $172 million and $13 million, respectively.

c)	Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Fair value of investment immediately before acquiring control	$637	$248
Less: Carrying value of investment immediately before acquisition	(649)	(256)
Amounts recognized in other comprehensive income[1]	4	6

Remeasurement loss recorded in net income	$(8)	$(2)

1.	Included in the carrying value of the investment immediately before acquisition

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables list the company’s financial instruments by their respective classification as at December 31, 2014 and 2013:

AS AT DECEMBER 31, 2014 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[2]
Cash and cash equivalents	$—	$—	$3,160	$3,160
Other financial assets
Government bonds	66	31	—	97
Corporate bonds and debt instruments	60	867	—	927
Fixed income securities	684	185	—	869
Common shares and warrants	3,023	442	—	3,465
Loans and notes receivable	49	—	878	927

	3,882	1,525	878	6,285
Accounts receivable and other[3]	1,369	—	5,755	7,124

	$5,251	$1,525	$9,793	$16,569

Financial liabilities
Corporate borrowings	$—	$—	$4,075	$4,075
Property-specific mortgages	—	—	40,364	40,364
Subsidiary borrowings	—	—	8,329	8,329
Accounts payable and other[3]	1,922	—	8,486	10,408
Subsidiary equity obligations	1,423	—	2,118	3,541

	$3,345	$—	$63,372	$66,717

1.	Financial instruments classified as fair value through profit or loss
2.	Total financial assets include $2,014 million of assets pledged as collateral
3.

Includes derivative instruments which are elected for hedge accounting totalling $1,121 million included in accounts receivable and other and $1,459 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

108    BROOKFIELD ASSET MANAGEMENT

AS AT DECEMBER 31, 2013 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[2]
Cash and cash equivalents	$—	$—	$3,663	$3,663
Other financial assets
Government bonds	75	104	—	179
Corporate bonds and debt instruments	36	283	—	319
Fixed income securities	68	144	—	212
Common shares and warrants	2,493	265	—	2,758
Loans and notes receivable	31	—	1,448	1,479

	2,703	796	1,448	4,947
Accounts receivable and other[3]	1,163	—	4,013	5,176

	$3,866	$796	$9,124	$13,786

Financial liabilities
Corporate borrowings	$—	$—	$3,975	$3,975
Property-specific mortgages	—	—	35,495	35,495
Subsidiary borrowings	—	—	7,392	7,392
Accounts payable and other	1,305	—	9,011	10,316
Subsidiary equity obligations[3]	1,086	—	791	1,877

	$2,391	$—	$56,664	$59,055

1.	Financial instruments classified as fair value through profit or loss
2.	Total financial assets include $1,626 million of assets pledged as collateral
3.

Includes derivative instruments which are elected for hedge accounting totalling $752 million included in accounts receivable and other and $792 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method.

During the year ended December 31, 2014, $14 million of net deferred gains (2013 – $35 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition of available-for-sale securities.

Included in cash and cash equivalents is $2,650 million (2013 – $3,128 million) of cash and $510 million of short-term deposits at December 31, 2014 (2013 – $535 million).

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. As at December 31, 2014, the unrealized gains and losses relating to the fair value of available-for-sale securities amounted to $24 million (2013 – $60 million) and $124 million (2013 – $41 million), respectively.

Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheet where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2014 ANNUAL REPORT    109

The following table provides the carrying values and fair values of financial instruments as at December 31, 2014 and December 31, 2013:

	Dec. 31, 2014		Dec. 31, 2013
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$3,160	$3,160	$3,663	$3,663
Other financial assets
Government bonds	97	97	179	179
Corporate bonds	927	927	319	319
Fixed income securities	869	869	212	212
Common shares and warrants	3,465	3,465	2,758	2,758
Loans and notes receivable	927	927	1,479	1,479

	6,285	6,285	4,947	4,947
Accounts receivable and other	7,124	7,124	5,176	5,176

	$16,569	$16,569	$13,786	$13,786

Financial liabilities
Corporate borrowings	$4,075	$4,401	$3,975	$4,323
Property-specific mortgages	40,364	41,570	35,495	36,389
Subsidiary borrowings	8,329	8,546	7,392	7,225
Accounts payable and other	10,408	10,408	10,316	10,316
Subsidiary equity obligations	3,541	3,558	1,877	1,898

	$66,717	$68,483	$59,055	$60,151

The current and non-current balances of other financial assets are as follows:

(MILLIONS)			Dec. 31, 2014	Dec. 31, 2013
Current			$1,234	$942
Non-current			5,051	4,005

Total			$6,285	$4,947

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting may be applied, a hedge relationship may be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

i.	Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2014, pre-tax net unrealized losses of $224 million (2013 – gains of $29 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2014, there was an unrealized derivative liability balance of $128 million relating to derivative contracts designated as cash flow hedges (2013 – $30 million asset). The unrealized losses on cash flow hedges are expected to be realized in net income by 2024.

ii.	Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2014, unrealized pre-tax net gains of $312 million (2013 – gain of $1 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2014, there was an unrealized derivative asset balance of $307 million relating to derivative contracts designated as net investment hedges (2013 – $70 million liability).

110    BROOKFIELD ASSET MANAGEMENT

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $3,627 million (2013 – $2,729 million) of financial assets and $1,429 million (2013 – $1,089 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Dec. 31, 2014			Dec. 31, 2013
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$28	$69	$—	$41	$138	$—
Corporate bonds	768	159	—	20	299	—
Fixed income securities	57	39	773	44	55	113
Common shares and warrants	765	5	2,695	838	1	1,919
Loans and notes receivables	—	37	12	—	23	8
Accounts receivable and other	—	1,222	147	131	343	689

	$1,618	$1,531	$3,627	$1,074	$859	$2,729

Financial liabilities
Accounts payable and other	$—	$1,830	$92	$117	$1,046	$142
Subsidiary equity obligations	—	86	1,337	—	139	947

	$—	$1,916	$1,429	$117	$1,185	$1,089

There were no transfers between Level 1, Level 2 and Level 3 in 2014 or 2013.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives, and redeemable fund units.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS)	Carrying value Dec. 31, 2014	Valuation technique(s) and key input(s)
Type of asset/liability
Derivative assets/Derivative liabilities (accounts receivable/ payable)	$ 1,222/ (1,830)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

		Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	86	Aggregated market prices of underlying investments

Other financial assets	309	Valuation models based on observable market data

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

2014 ANNUAL REPORT    111

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Dec. 31, 2014	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$ 773	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Investment in common shares	1,297	Net asset valuation	• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants	1,398	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	1,337	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/ Derivative liabilities (accounts receiveable/payable)	147/ (92)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

112    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2014 and December 31, 2013:

	Financial Assets		Financial Liabilities
(MILLIONS)	2014	2013	2014	2013
Balance at beginning of year	$2,729	$2,334	$1,089	$680
Fair value changes recorded in net income	788	(24)	110	(35)
Fair value changes recorded in other comprehensive income[1]	(114)	104	(59)	36
Additions, net of disposals	224	315	289	408

Balance at end of year	$3,627	$2,729	$1,429	$1,089

1.	Includes foreign currency translation

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed:

	Dec. 31, 2014			Dec. 31, 2013
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$4,401	$—	$—	$4,323	$—	$—
Property-specific mortgages	1,054	14,461	26,055	922	12,640	22,827
Subsidiary borrowings	2,172	2,342	4,032	1,836	1,980	3,409
Subsidiary equity obligations	—	—	2,135	—	—	812

Fair values for Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.

7.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Accounts receivable	(a)	$3,110	$3,220
Prepaid expenses and other assets		2,644	2,569
Restricted cash	(b)	2,645	877

Total		$8,399	$6,666

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$6,312	$4,840
Non-current	2,087	1,826

Total	$8,399	$6,666

a)	Accounts Receivable

Accounts receivable includes $228 million (2013 – $592 million) of unrealized mark-to-market gains on energy sales contracts and $718 million (2013 – $764 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations.

b)	Restricted Cash

Restricted cash in 2014 includes $1.8 billion of deposits restricted for a subsidiary of the company’s bid to acquire the remaining interest in Canary Wharf Group plc (“Canary Wharf”) that it did not already own, as part of a joint venture. On March 5, 2015, the joint venture’s bid for the additional interest became compulsory to the remaining outstanding shareholders that had not yet accepted the prior offers.

The remaining $845 million (2013 – $877 million) of restricted cash relates to the company’s property, renewable energy, service activities and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

2014 ANNUAL REPORT    113

8.	INVENTORY

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Residential properties under development	$2,468	$2,785
Land held for development	2,176	2,541
Completed residential properties	519	443
Forest products and other	457	522

Total	$5,620	$6,291

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$2,815	$2,839
Non-current	2,805	3,452

Total	$5,620	$6,291

During the year ended December 31, 2014, the company recognized as an expense $3,091 million (2013 – $5,388 million) of inventory relating to cost of goods sold and $147 million (2013 – $33 million) relating to impairments of inventory. The carrying amount of inventory pledged as security at December 31, 2014 was $2,284 million (2013 – $2,462 million).

9.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at December 31, 2014:

(MILLIONS)	Property	Infrastructure	Total
Assets
Accounts receivables and other	$68	$4	$72
Investment properties	2,173	—	2,173
Property, plant and equipment	—	218	218
Equity accounted investments	—	311	311
Intangible assets	—	33	33

Assets classified as held for sale	$2,241	$566	$2,807

Liabilities
Accounts payable and other	$55	$11	$66
Property-specific mortgages	1,165	145	1,310
Deferred income tax liabilities	—	43	43

Liabilities associated with assets classified as held for sale	$1,220	$199	$1,419

During the year ended December 31, 2014 the company classified seven separate asset groups or investments as held for sale.

i.	Property

As at December 31, 2014, a subsidiary of the company classified a group of commercial office properties in Washington D.C. as held for sale based on approved plans to sell a controlling interest in these properties. The Washington D.C. office properties have assets of $1,334 million and total liabilities of $687 million. In addition, the subsidiary also agreed to sell office properties in Toronto and Seattle and multifamily assets in Virginia and Maryland and has therefore classified these assets as held for sale. Total assets and liabilities of the office and multifamily assets to be disposed of are $907 million and $533 million, respectively.

ii.	Infrastructure

At December 31, 2014, a subsidiary of the company has initiated a plan to dispose its interest in its New England electricity transmission operations and its North American natural gas transmission business during 2015. The New England electricity transmission operation’s total assets are $255 million and total liabilities are $199 million. The company’s North American natural gas transmission investment is equity accounted with a carrying value of $311 million.

114    BROOKFIELD ASSET MANAGEMENT

10.	EQUITY ACCOUNTED INVESTMENTS

The following table presents the voting interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

		Voting Interest		Carrying Value
(MILLIONS)	Investment Type	Dec. 31 2014	Dec. 31 2013	Dec. 31 2014	Dec. 31 2013
Property
General Growth Properties	Associate	29%	28%	$6,887	$6,044
245 Park Avenue[1]	Joint Venture	51%	51%	708	653
Grace Building	Joint Venture	50%	50%	538	695
Rouse Properties	Associate	34%	39%	408	399
Other property joint ventures[1]	Joint Venture	25 – 75%	25 – 75%	1,736	1,586
Other property investments[1]	Associate	20 – 75%	20 – 75%	266	366
Renewable energy
Other renewable energy investments	Associate	14 – 50%	14 – 50%	273	290
Infrastructure
Brazilian toll road	Associate	49%	49%	1,237	1,203
South American transmission operations	Associate	28%	28%	724	717
Brazilian rail and port operations	Associate	27%	—	767	—
Other infrastructure investments	Associate	26 – 50%	26 – 50%	816	694
Other joint ventures	Joint Venture	25 – 50%	25 – 50%	403	343
Other investments	Associate	28 – 50%	28 – 50%	153	287

Total				$14,916	$13,277

1.

Investments in which the company’s ownership interest is greater than 50% represent investments in equity accounted joint ventures or associates where control is either shared or does not exist resulting in the investment being equity accounted

The following table presents the change in the balance of investments in associates and joint ventures:

YEARS ENDED DECEMBER 31
(MILLIONS)	2014	2013
Balance at beginning of year	$13,277	$11,618
Additions, net of disposals (including reclassifications to held for sale)	1,011	1,099
Acquisitions through business combinations	—	350
Share of net income	1,345	1,283
Impairments of equity accounted investments	249	(524)
Share of other comprehensive income	223	239
Distributions received	(674)	(452)
Foreign exchange	(515)	(336)

Balance at end of year	$14,916	$13,277

2014 ANNUAL REPORT    115

The following table presents current and non-current assets as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	Dec. 31, 2014				Dec. 31, 2013
(MILLIONS)	Current Assets	Non- Current Assets	Current Liabilities	Non- Current Liabilities	Current Assets	Non- Current Assets	Current Liabilities	Non- Current Liabilities
Property
General Growth Properties	$1,108	$40,631	$830	$17,985	$1,132	$38,335	$754	$16,224
245 Park Avenue	30	2,167	13	795	20	2,057	14	791
Grace Building	47	1,930	19	882	15	1,742	369	—
Rouse Properties	107	2,823	76	1,618	99	2,449	66	1,455
Other property investments	290	7,417	805	2,853	603	8,217	855	1,999
Renewable energy
Other renewable energy investments	42	782	27	254	54	958	27	405
Infrastructure
Brazilian toll road	683	5,867	666	1,495	805	4,758	532	2,578
South American transmission operation	244	5,513	155	3,361	1,254	4,543	1,189	2,055
Brazilian rail and port operations	787	3,337	240	883	—	—	—	—
Other infrastructure investments	330	3,374	230	1,730	542	8,087	383	6,229
Other	1,430	544	860	248	1,579	1,024	459	654

	$5,098	$74,385	$3,921	$32,104	$6,103	$72,170	$4,648	$32,390

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

The following table presents total revenues, net income, and other comprehensive income (“OCI”) of the Company’s investments in associates and joint ventures and dividends received by the company from these investments:

	2014				2013
YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income	OCI	Dividends Received	Revenue	Net Income	OCI	Dividends Received
Property
General Growth Properties	$3,188	$2,556	$(5)	$158	$3,079	$2,835	$64	$107
245 Park Avenue	149	164	—	17	145	55	—	29
Grace Building	106	191	—	252	100	154	—	—
Rouse Properties	304	87	—	14	263	146	—	11
Other property investments	645	381	8	72	921	448	—	128
Renewable energy
Other renewable energy investments	109	6	115	27	110	20	—	18
Infrastructure
Brazilian toll road	1,056	88	41	—	1,125	(15)	(193)	—
South American transmission operation	434	65	335	28	446	113	264	68
Brazilian rail and port operations	459	58	—	—	—	—	—	—
Australian energy distribution	—	—	—	—	308	206	(45)	19
Other infrastructure investments	929	26	72	36	1,459	(1,032)	204	34
Other	1,523	169	(7)	70	488	178	(18)	38

Total	$8,902	$3,791	$559	$674	$8,444	$3,108	$276	$452

Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the company’s carrying value is as follows:

116    BROOKFIELD ASSET MANAGEMENT

	Dec. 31, 2014		Dec. 31, 2013
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
General Growth Properties	$7,183	$6,887	$5,125	$6,044
Rouse Properties	359	408	430	399
Other	28	17	31	23

	$ 7,570	$7,312	$5,586	$6,466

At December 31, 2014, the Company reviewed the valuation of its investment in General Growth Properties Inc. (“GGP” or “General Growth Properties”) to determine whether the impairment recognized in 2013 of $249 million, or any portion thereof, may no longer be required. Based on the published price of GGP common stock as at December 31, 2014 the recoverable amount of the investment in GGP had increased to an amount that was in excess of the company’s carrying value and the impairment loss was reversed. The impairment and subsequent reversal has been recorded within equity accounted income. The Company’s investment in GGP at December 31, 2014 includes $552 million of excess of consideration paid over the fair value of the investment at the date of acquisition.

In 2013, the company recognized a $275 million impairment relating to its investment in a North American natural gas transmission operation based on weak market fundamentals in the U.S. market.

11.         INVESTMENT PROPERTIES

The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Fair value at beginning of year	$38,336	$33,161
Additions	2,269	1,835
Acquisitions through business combinations	8,332	5,530
Disposals and reclassifications to assets held for sale	(4,800)	(1,908)
Fair value changes	3,266	1,031
Foreign currency translation	(1,320)	(1,313)

Fair value at end of year	$46,083	$38,336

Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better use land within the company’s sustainable resource operations. Investment properties generated $3,679 million (2013 – $3,093 million) in rental income, and incurred $1,729 million (2013 – $1,302 million) in direct operating expenses.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Key valuation metrics of the company’s investment properties are presented in the following table on a weighted-average basis:

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT DECEMBER 31	2014	2013	2014	2013	2014	2013	2014	2013
Discount rate	7.1%	7.4%	9.2%	9.2%	6.7%	8.6%	7.1%	7.7%
Terminal capitalization rate	6.0%	6.3%	7.2%	7.6%	7.3%	7.5%	6.1%	6.6%
Investment horizon (years)	10	11	10	10	10	10	10	11

2014 ANNUAL REPORT    117

12.     PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$25,337	$23,281
Accumulated fair value changes	13,978	11,574
Accumulated depreciation	(4,698)	(3,836)

Total	$34,617	$31,019

Accumulated fair value changes include revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus, as well as unrealized impairment losses recorded in net income.

The company’s property, plant and equipment relates to the operating segments as shown in the following table:

		Carried at Fair Value1		Carried at Amortized Cost		Total
(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Renewable energy	(a)	$19,970	$16,611	$—	$—	$19,970	$16,611
Infrastructure	(b)	9,061	8,564	—	—	9,061	8,564
Property	(c)	2,872	3,042	—	—	2,872	3,042
Private equity and other	(d)	—	—	2,714	2,802	2,714	2,802

		$31,903	$28,217	$2,714	$2,802	$34,617	$31,019

1.	Classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value

a) Renewable Energy

Our renewable energy, property, plant and equipment is comprised of the following:

(MILLIONS)	Note	2014	2013
Hydroelectric and other	(i)	$16,687	$14,148
Wind energy	(ii)	3,283	2,463

		$19,970	$16,611

Renewable energy assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2014. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable energy assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by future electricity price assumptions	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand by 2020, which will maintain system reliability and provide adequate levels of reserve generations.

118    BROOKFIELD ASSET MANAGEMENT

Key valuation metrics of the company’s hydro and wind generating facilities at the end of 2014 and 2013 are summarized below.

	United States		Canada		Brazil
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Discount rate
Contracted	5.2%	5.8%	4.8%	5.1%	8.4%	9.1%
Uncontracted	7.1%	7.6%	6.7%	6.9%	9.7%	10.4%
Terminal capitalization rate	7.1%	7.1%	6.5%	6.4%	n/a	n/a
Exit date	2034	2033	2034	2033	2029	2029

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014 is 15 years (2013 – 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

i.         Renewable Energy – Hydroelectric and Other

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$7,997	$6,647
Accumulated fair value changes	10,877	9,413
Accumulated depreciation	(2,187)	(1,912)

Total	$16,687	$14,148

The following table presents the changes to the cost of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$6,647	$5,864
Additions, net of disposals	365	170
Acquisitions through business combinations	1,341	957
Foreign currency translation	(356)	(344)

Balance at end of year	$7,997	$6,647

As at December 31, 2014, the cost of generating facilities under development includes $126 million of capitalized costs (2013– $9 million).

The following table presents the changes to the accumulated fair value changes of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$9,413	$10,031
Fair value changes	1,932	(155)
Foreign currency translation	(468)	(463)

Balance at end of year	$10,877	$9,413

The following table presents the changes to the accumulated depreciation of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(1,912)	$(1,604)
Depreciation expense	(403)	(413)
Foreign currency translation	128	105

Balance at end of year	$(2,187)	$(1,912)

2014 ANNUAL REPORT    119

ii.         Renewable Energy – Wind Energy

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$3,079	$2,137
Accumulated fair value changes	657	645
Accumulated depreciation	(453)	(319)

Total	$3,283	$2,463

The following table presents the changes to the cost of the company’s wind energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$2,137	$1,753
Acquisitions through business combinations	1,075	430
Additions, net of disposals	78	16
Foreign currency translation	(211)	(62)

Balance at end of year	$3,079	$2,137

The following table presents the changes to the accumulated fair value changes of the company’s wind energy assets

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$645	$681
Fair value changes	57	5
Foreign currency translation	(45)	(41)

Balance at end of year	$657	$645

The following table presents the changes to the accumulated depreciation of the company’s wind energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(319)	$(193)
Depreciation expense	(157)	(138)
Foreign currency translation	23	12

Balance at end of year	$(453)	$(319)

b) Infrastructure

Our infrastructure property, plant and equipment is comprised of the following:

(MILLIONS)	Note	2014	2013
Utilities	(i)	$3,637	$3,624
Transportation	(ii)	2,702	2,941
Energy	(iii)	1,745	1,198
Sustainable resources	(iv)	977	801
		$ 9,061	$8,564

120    BROOKFIELD ASSET MANAGEMENT

i.         Infrastructure – Utilities

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$3,122	$3,369
Accumulated fair value changes	729	378
Accumulated depreciation	(214)	(123)

Total	$3,637	$3,624

The company’s utilities assets are comprised of terminals and energy transmission and distribution networks, which are operated primarily under regulated rate base arrangements.

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2014. The company determined fair value to be the current replacement cost. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of utility assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow model	• Future cash flows – primarily driven by a regulated return on asset base	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2014 valuation process include: discount rates ranging from 8% to 12% (2013 – 8% to 13%), terminal capitalization multiples ranging from 8x to 16x (2013 – 10x to 16x), and an investment horizon between 10 and 20 years (2013 – 10 to 20 years).

The following table presents the changes to the cost of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$3,369	$3,203
Additions, net of disposals and assets reclassified to held for sale	17	165
Foreign currency translation	(264)	1

Balance at end of year	$3,122	$3,369

The following table presents the changes to the accumulated fair value changes of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$378	$113
Fair value changes	449	271
Dispositions and assets reclassified to held for sale	(55)	—
Foreign currency translation	(43)	(6)

Balance at end of year	$729	$378

The following table presents the changes to the accumulated depreciation of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(123)	$(6)
Depreciation expense	(130)	(121)
Dispositions and assets reclassified to held for sale	28	—
Foreign currency translation	11	4

Balance at end of year	$(214)	$(123)

2014 ANNUAL REPORT    121

ii.         Infrastructure – Transport

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$2,187	$2,334
Accumulated fair value changes	725	744
Accumulated depreciation	(210)	(137)

Total	$2,702	$2,941

The company’s transport assets consists of railroads, toll roads and ports.

Transport assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2014. The company determined fair value to be the current replacement cost.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of transport assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by traffic or freight volumes and tariff rates	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2014 valuation process include: discount rates ranging from 11% to 15% (2013 – 11% to 12%), terminal capitalization multiples ranging from 10x to 12x (2013 – 7x to 11x), and an investment horizon between 10 and 20 years (2013 – 10 years).

The following table presents the changes to the cost of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$2,334	$2,502
Additions, net of disposals	122	160
Foreign currency translation	(269)	(328)

Balance at end of year	$2,187	$2,334

The following table presents the changes to the accumulated fair value changes of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$744	$519
Fair value changes	8	317
Foreign currency translation	(27)	(92)

Balance at end of year	$725	$744

The following table presents the changes to the accumulated depreciation of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(137)	$(33)
Depreciation expense	(129)	(127)
Foreign currency translation	56	23

Balance at end of year	$(210)	$(137)

122    BROOKFIELD ASSET MANAGEMENT

iii.	Infrastructure – Energy

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$1,653	$1,132
Accumulated fair value changes	210	131
Accumulated depreciation	(118)	(65)

Total	$1,745	$1,198

The company’s energy assets consist of energy transmission, distribution and storage and district energy assets.

Energy assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2014. The company determined fair value to be the current replacement cost.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of energy assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by transmission, distribution and storage volumes and pricing	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2014 valuation process include: discount rates ranging from 10% to 13% (2013 – 15% to 16%), terminal capitalization multiples ranging from 8x to 12x (2013 – 8x to 12x), and an investment horizon of 10 years (2013 – 10 years).

The following table presents the changes to the cost of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$1,132	$1,004
Additions, net of disposals	59	33
Acquisitions through business combinations	517	142
Foreign currency translation	(55)	(47)

Balance at end of year	$1,653	$1,132

The following table presents the changes to the accumulated fair value changes of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$131	$47
Fair value changes	89	83
Foreign currency translation	(10)	1

Balance at end of year	$210	$131

The following table presents the changes to the accumulated depreciation of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(65)	$(25)
Depreciation expense	(56)	(37)
Foreign currency translation	3	(3)

Balance at end of year	$(118)	$(65)

2014 ANNUAL REPORT    123

iv.	Infrastructure – Sustainable Resources

Sustainable resources assets represents timberlands and other agricultural land.

(MILLIONS)	2014	2013
Cost	$480	$469
Accumulated fair value changes	519	349
Accumulated depreciation	(22)	(17)

Total	$977	$801

Investment properties within our sustainable resources operations are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2014.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of sustainable resource assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by avoided cost or future replacement value	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal valuation date	• Increases (decreases) in terminal valuation date decrease (increase) fair value

	• Exit date	• Increases (decreases) in the exit date decrease (increase) fair value

Key valuation assumptions included a weighted average discount rate of 6% (2013 – 7%), and a terminal valuation date of 3 to 30 years (2013 – 3 to 35 years).

The following table presents the changes to the cost of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$469	$1,264
Additions, net of disposals	63	(784)
Foreign currency translation	(52)	(11)

Balance at end of year	$480	$469

The following table presents the changes to the accumulated fair value changes of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$349	$166
Fair value changes	212	49
Dispositions	—	133
Foreign currency translation	(42)	1

Balance at end of year	$519	$349

The following table presents the changes to the accumulated depreciation of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(17)	$(18)
Depreciation expense	(8)	(3)
Dispositions	—	3
Foreign currency translation	3	1

Balance at end of year	$(22)	$(17)

124    BROOKFIELD ASSET MANAGEMENT

c)	Property

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$2,859	$3,168
Accumulated fair value changes	455	170
Accumulated depreciation	(442)	(296)

Total	$2,872	$3,042

The company’s property assets include hotel assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2014. The company determines fair value for these assets by discounting the expected future cash flows using internal valuations.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of property assets. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows – primarily driven by pricing, volumes and direct operating costs	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value

Key valuation assumptions included a weighted average discount rate of 10.0% (2013 – 10.5%), terminal capitalization rate of 7.0% (2013 – 7.6%), and investment horizon of 6 years (2013 – 7 years).

The following table presents the changes to the cost of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$3,168	$3,130
Additions, net of disposals	(227)	137
Foreign currency translation	(82)	(99)

Balance at end of year	$2,859	$3,168

The following table presents the changes to the accumulated fair value changes of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$170	$4
Fair value changes	324	166
Foreign currency translation	(39)	—

Balance at end of year	$455	$170

The following table presents the changes to the accumulated depreciation of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(296)	$(166)
Depreciation expense	(152)	(130)
Dispositions	4	—
Foreign currency translation	2	—

Balance at end of year	$(442)	$(296)

2014 ANNUAL REPORT    125

d)	Private Equity and Other

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$3,960	$4,025
Accumulated impairments	(194)	(256)
Accumulated depreciation	(1,052)	(967)

Total	$2,714	$2,802

Other property, plant and equipment includes assets owned by the company’s private equity, residential development and service operations held directly or consolidated through funds.

These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$4,025	$3,928
Additions, net of disposals	73	124
Acquisitions through business combinations	90	86
Foreign currency translation	(228)	(113)

Balance at end of year	$3,960	$4,025

The following table presents the changes to the accumulated impairment losses of the company’s property, plant and equipment within these operations:
YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(256)	$(162)
Impairment charges	(41)	(99)
Dispositions	75	—
Foreign currency translation	28	5

Balance at end of year	$(194)	$(256)

The following table presents the changes to the accumulated depreciation of the company’s other property, plant and equipment within these operations:
YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$(967)	$(854)
Depreciation expense	(224)	(217)
Disposals	141	110
Foreign currency translation	(2)	(6)

Balance at end of year	$(1,052)	$(967)

13. SUSTAINABLE RESOURCES
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Timberlands	$394	$449
Other agricultural assets	52	53

Total	$446	$502

The company held 1.8 million acres of consumable freehold timberlands at December 31, 2014 (2013 – 1.4 million), representing 39.9 million cubic metres (2013 – 39.9 million) of mature timber and available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2013 – 1.3 million) of licensed timberlands.

126    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of timberlands and other agricultural assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance at beginning of year	$502	$3,516
Additions, net of disposals	62	(2,991)
Fair value adjustments	38	205
Decrease due to harvest	(81)	(186)
Foreign currency changes	(75)	(42)

Balance at end of year	$446	$502

The carrying values are based on external appraisals that are completed annually as of December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Growth assessments	• Increases (decreases) in growth assessments increase (decrease) fair value

	• Timber/Agricultural prices	• Increases (decreases) in price increase (decrease) fair value

	• Discount rate/terminal capitalization rate	• Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value

Key valuation assumptions include a weighted average discount and terminal capitalization rate of 5.9% (2013 – 6.9%), and terminal valuation dates of 30 years (2013 – 20 to 28 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

14.	INTANGIBLE ASSETS

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$4,864	$5,492
Accumulated amortization and impairment losses	(537)	(448)

Total	$4,327	$5,044

Intangible assets are allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Infrastructure – Utilities	(a)	$2,048	$2,231
Infrastructure – Transport	(b)	1,427	1,633
Property – Industrial, Multifamily, Hotel and other		309	327
Private equity		156	257
Service activities		266	297
Renewable energy		18	94
Other		103	205

		$4,327	$5,044

a)	Infrastructure – Utilities

The company’s Australian regulated terminal operation has access agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and the company has an option to extend the arrangement an additional 49 years. The aggregate duration of the arrangement and the extension option represents the remaining useful life of the concession.

b)	Infrastructure – Transport

The company’s Chilean toll road concession provides the right to charge a tariff to users of the road over the term of the concession. The concession arrangement has an expiration date of 2033, which is the basis for the company’s determination of its remaining useful life. Also included within the company’s transport operations is $334 million (2013 – $355 million) of indefinite life intangible assets which represent perpetual conservancy rights associated with the company’s UK port operation.

2014 ANNUAL REPORT    127

The following table presents the changes to the cost of the company’s intangible assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Cost at beginning of year	$5,492	$6,166
Disposals, net of additions	(218)	(13)
Acquisitions through business combinations	10	20
Foreign currency translation	(420)	(681)

Cost at end of year	$4,864	$5,492

The following table presents the changes in the accumulated amortization and accumulated impairment losses of the company’s intangible assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Accumulated amortization and impairment losses at beginning of year	$(448)	$(396)
Amortization	(139)	(105)
Disposals	40	39
Foreign currency translation and other	10	14

Accumulated amortization and impairment losses at end of year	$(537)	$(448)

The following table presents intangible assets by geography:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
United States	$112	$180
Canada	119	266
Australia	2,283	2,535
Europe	426	456
Chile	1,093	1,278
Brazil and other	294	329

	$4,327	$5,044

Intangible assets, including trademarks, concession agreements and conservancy rights, are recorded at amortized cost and are tested for impairment annually or when an indicator of impairment is identified using a discounted cash flow valuation. This valuation utilizes the following significant unobservable inputs assumptions:

Valuation technique	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	• Exit date	• Increases (decreases) in the exit date will decrease (increase) the recoverable amount

15.	GOODWILL

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Cost	$1,579	$1,635
Accumulated impairment losses	(173)	(47)

Total	$1,406	$1,588

128    BROOKFIELD ASSET MANAGEMENT

Goodwill is allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Services – Construction	(a)	$660	$720
Residential development – Brazil	(b)	153	277
Services – Property services		54	54
Asset management		323	341
Other		216	196

Total		$1,406	$1,588

a)	Construction

Goodwill in our construction business is tested for impairment using a discounted cash flow analysis with the following valuation assumptions used to determine the recoverable amount: discount rate of 14.5% (2013 – 15.6%), terminal capitalization rate of 10.3% (2013 – 12.1%) and exit date of 2019 (2013 – 2018).

b)	Residential Development – Brazil

Goodwill in our Brazilian residential development business is tested for impairment using a discounted cash flow with the following valuation assumptions used to determine the recoverable amount: discount rate of 13.5% (2013 – 14.0%) and terminal capitalization rate of 9.0% (2013 – 9.5%). The current year test resulted in an $87 million impairment of goodwill as a result of the recoverable amount of the business unit being less than our carrying value.

The following table presents the change in the balance of goodwill:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Cost at beginning of year	$1,635	$2,540
Acquisitions through business combinations	78	—
Disposals	(3)	(645)
Foreign currency translation and other	(131)	(260)

Cost at end of year	$1,579	$1,635

The following table reconciles accumulated impairment losses:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Accumulated impairment at beginning of year	$(47)	$(50)
Impairment losses	(130)	—
Foreign currency translation	4	3

Accumulated impairment at end of year	$(173)	$(47)

The following table presents goodwill by geography:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
United States	$314	$282
Canada	28	4
Australia	577	625
Brazil	230	397
Europe	26	27
Other	231	253

	$1,406	$1,588

2014 ANNUAL REPORT    129

The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation technique	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	• Discount rate	• Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	• Exit date	• Increases (decreases) in the exit date will decrease (increase) the recoverable amount

16.	INCOME TAXES

The major components of income tax expense for the years ended December 31, 2014 and December 31, 2013 are set out below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Current income taxes	$114	$159

Deferred income tax expense/(recovery)
Origination and reversal of temporary differences	1,087	871
Recovery arising from previously unrecognized tax assets	(174)	(130)
Change of tax rates and new legislation	296	(55)

Total deferred income taxes	1,209	686

Income taxes	$1,323	$845

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2014 and 2013. The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

YEARS ENDED DECEMBER 31	2014	2013
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	—	(1)
International operations subject to different tax rates	(5)	(3)
Taxable income attribute to non-controlling interests	(5)	(7)
Recognition of previously unrecorded deferred tax assets	(1)	(2)
Non-recognition of the benefit of current year’s tax losses	2	3
Change in tax rates and new legislation	4	—
Other	(1)	2

Effective income tax rate	20%	18%

Deferred income tax assets and liabilities as at December 31, 2014 and 2013 relate to the following:
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Non-capital losses (Canada)	$827	$878
Capital losses (Canada)	143	215
Losses (U.S.)	463	385
Losses (International)	544	511
Difference in basis	(8,660)	(6,741)

Total net deferred tax liabilities	$(6,683)	$(4,752)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2014 is approximately $8 billion (2013 – approximately $8 billion).

130    BROOKFIELD ASSET MANAGEMENT

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

The dividend payment on certain preferred shares of the company results in the payment of cash taxes and the company obtaining a deduction based on the amount of these taxes.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
2015	$15	$2
2016	11	1
2017	5	—
2018 and after	355	290
Do not expire	764	901

Total	$1,150	$1,194

The components of the income taxes in other comprehensive income for the years ended December 31, 2014 and 2013 are set out below:
YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Revaluation of property, plant and equipment	$650	$135
Financial contracts and power sale agreements	(66)	129
Available-for-sale securities	5	(10)
Equity accounted investments	—	37
Foreign currency translation	39	(10)
Revaluation of pension obligation	(18)	(1)

Total deferred tax in other comprehensive income	$610	$280

17. ACCOUNTS PAYABLE AND OTHER
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Accounts payable	$4,510	$5,244
Other liabilities	5,898	5,072

Total	$10,408	$10,316

The current and non-current balances of accounts payable and other liabilities are as follows:
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$6,054	$5,994
Non-current	4,354	4,322

Total	$10,408	$10,316

2014 ANNUAL REPORT    131

18.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2014	Dec. 31, 2013
Term debt
Public – Canadian	Sept. 8, 2016	5.20%	C$	$258	$282
Public – U.S.	Apr. 25, 2017	5.80%	US$	239	239
Public – Canadian	Apr. 25, 2017	5.29%	C$	216	235
Public – Canadian	Apr. 9, 2019	3.95%	C$	519	568
Public – Canadian	Mar. 1, 2021	5.30%	C$	301	330
Public – Canadian	Mar. 31, 2023	4.54%	C$	519	568
Public – Canadian	Mar. 8, 2024	5.04%	C$	431	472
Public – Canadian	Jan. 28, 2026	4.82%	C$	430	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	362	396

				3,525	3,340
Commercial paper and bank borrowings		1.19%	US$/C$	574	662
Deferred financing costs[1]				(24)	(27)

Total				$4,075	$3,975

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

Corporate borrowings have a weighted average interest rate of 4.6% (2013 – 4.5%), and include $3,428 million (2013 – $3,356 million) repayable in Canadian dollars of C$3,982 million (2013 – C$3,565 million).

On January 15, 2015, the company issued US$500 million of 4.0%, 10 year notes.

19.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total
2015	$2,487	$246	$80	$157	$823	$27	$—	$3,820
2016	4,098	532	398	80	516	—	—	5,624
2017	5,659	885	233	269	143	—	—	7,189
2018	2,469	886	251	4	33	—	—	3,643
2019	2,579	179	125	3	12	—	—	2,898
Thereafter	8,251	3,263	5,433	239	4	—	—	17,190

Total – Dec. 31, 2014	$25,543	$5,991	$6,520	$752	$1,531	$27	$—	$40,364

Total – Dec. 31, 2013	$21,577	$4,907	$6,078	$342	$2,214	$271	$106	$35,495

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$3,820	$6,288
Non-current	36,544	29,207

Total	$40,364	$35,495

132    BROOKFIELD ASSET MANAGEMENT

Property-specific mortgages by currency include the following:

(MILLIONS)	Dec. 31, 2014	Local Currency		Dec. 31, 2013	Local Currency
U.S. dollars	$25,193	US$	25,193	$20,205	US$	20,205
Canadian dollars	4,839	C$	5,622	5,217	C$	5,542
Australian dollars	3,865	A$	4,729	3,708	A$	4,157
British pounds	2,208	£	1,418	2,447	£	1,478
Brazilian reais	2,123	R$	5,626	2,988	R$	5,542
Chilean unidad de fomento	898	UF$	22	689	UF$	16
European Union euros	877	€$	725	2	€$	1
Indian rupee	193	Rs	12,123	—	Rs	—
Colombian pesos	168	COP$	400,155	207	COP$	400,155
New Zealand dollars	—	N$	—	32	N$	39

Total	$40,364			$35,495

b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Services Activities	Total
2015	$504	$—	$34	$129	$—	$295	$962
2016	2,304	258	12	4	—	—	2,578
2017	227	—	370	354	—	—	951
2018	990	172	14	36	—	—	1,212
2019	—	401	259	—	—	—	660
Thereafter	—	856	30	4	1,076	—	1,966

Total – Dec. 31, 2014	$4,025	$1,687	$719	$527	$1,076	$295	$8,329

Total – Dec. 31, 2013	$3,075	$1,717	$435	$899	$1,266	$—	$7,392

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Current	$962	$1,854
Non-current	7,367	5,538

Total	$8,329	$7,392

Subsidiary borrowings by currency include the following:

(MILLIONS)	Dec. 31, 2014	Local Currency		Dec. 31, 2013	Local Currency
U.S. dollars	$5,429	US$	5,429	$4,346	US$	4,346
Canadian dollars	2,596	C$	3,015	2,283	C$	2,421
Australian dollars	163	A$	200	696	A$	780
Brazilian reais	114	R$	303	59	R$	139
British pounds	27	£	17	8	£	5

Total	$8,329			$7,392

2014 ANNUAL REPORT    133

20.	SUBSIDIARY EQUITY OBLIGATIONS

Subsidiary equity obligations consist of the following:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Subsidiary preferred equity units	(a)	$1,535	$—
Limited-life funds and redeemable fund units		1,423	1,086
Subsidiary preferred shares	(b)	583	628
Corporate preferred shares	(c)	—	163

Total		$3,541	$1,877

a)	Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability and equity conversion option was determined to be $1,535 million and $265 million, respectively, at the time of issuance. Brookfield Asset Management Inc. (the “Corporation”) is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 31(a).

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2014	Dec. 31, 2013
Series 1	24,000,000	6.25%	US$	$524	$—
Series 2	24,000,000	6.50%	US$	510	—
Series 3	24,000,000	6.75%	US$	501	—

Total				$1,535	$—

b)     Subsidiary Preferred Shares

Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2014, the balance are obligations of BPY and its subsidiaries.

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2014	Dec. 31, 2013
BPO Class AAA preferred shares
Series G	3,350,000	5.25%	US$	$ 85	$ 110
Series H	7,000,000	5.75%	C$	150	188
Series J	7,000,000	5.00%	C$	150	188
Series K	4,980,000	5.20%	C$	107	142
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	1,000,000	5.25%	US$	25	—
Series 2	1,000,000	5.75%	C$	22	—
Series 3	1,000,000	5.00%	C$	22	—
Series 4	1,000,000	5.20%	C$	22	—

Total				$ 583	$ 628

134    BROOKFIELD ASSET MANAGEMENT

The BPO Class AAA preferred shares and BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
BPO Class AAA preferred shares
Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015
Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015
Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014
Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016
BOP Split senior preferred shares
Series 1	Jun. 30, 2014	Jun. 30, 2014	Sept. 30, 2015
Series 2	Dec. 31, 2014	Dec. 31, 2014	Dec. 31, 2015
Series 3	Jun. 30, 2014	Jun. 30, 2014	Dec. 31, 2014
Series 4	Dec. 31, 2015	Dec. 31, 2015	Dec. 31, 2016

c)	Corporate Preferred Shares

On April 6, 2014, the company redeemed all of its outstanding Class A Series 12 preferred shares for cash.

21.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Preferred equity	$3,549	$3,098
Non-controlling interests	29,545	26,647
Common equity	20,153	17,781

	$53,247	$47,526

a)	Preferred Equity

Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consist of the following:

	Average Rate
AS AT DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Perpetual preferred shares
Floating rate	2.11%	2.13%	$480	$480
Fixed rate	4.82%	4.82%	753	753

			1,233	1,233
Fixed rate-reset preferred shares	4.59%	5.00%	2,316	1,865

	4.31%	4.51%	$3,549	$3,098

2014 ANNUAL REPORT    135

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	2,800,000	2,800,000	45	45
Series 8	Variable up to P	1,652,394	1,652,394	29	29
Series 13	70% P	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42
Series 17	4.75%	8,000,000	8,000,000	174	174
Series 18	4.75%	8,000,000	8,000,000	181	181
Series 36	4.85%	8,000,000	8,000,000	201	201
Series 37	4.90%	8,000,000	8,000,000	197	197

				1,233	1,233

Rate-reset preferred shares[2]
Series 9	3.80%	2,347,606	2,347,606	35	35
Series 22[3]	7.00%	—	12,000,000	—	274
Series 24	5.40%	11,000,000	11,000,000	269	269
Series 26	4.50%	10,000,000	10,000,000	245	245
Series 28	4.60%	9,400,000	9,400,000	235	235
Series 30	4.80%	10,000,000	10,000,000	247	247
Series 32	4.50%	12,000,000	12,000,000	304	304
Series 34	4.20%	10,000,000	10,000,000	256	256
Series 38[4]	4.40%	8,000,000	—	181	—
Series 40[5]	4.50%	12,000,000	—	275	—
Series 42[6]	4.50%	12,000,000	—	269	—

				2,316	1,865

Total				$3,549	$3,098

1.	Rate determined in a quarterly auction
2.

Dividend rates are fixed for five to six years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014 and December 31, 2014, respectively, and reset after five to six years to the 5-year Government of Canada bond rate plus between 180 and 296 basis points

3.	Redeemed on September 30, 2014
4.	Issued on March 13, 2014
5.	Issued on June 5, 2014
6.	Issued on October 8, 2014

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

b)	Non-controlling Interests

Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Common equity	$27,131	$23,828
Preferred equity	2,414	2,819

Total	$29,545	$26,647

Further information on non-controlling interest is provided in Note 4, Subsidiaries.

136    BROOKFIELD ASSET MANAGEMENT

c)	Common Equity

The company’s common equity is comprised of the following:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Common shares	$3,031	$2,899
Contributed surplus	185	159
Retained earnings	9,873	7,159
Ownership changes	1,808	2,354
Accumulated other comprehensive income[1]	5,256	5,210

Common equity	$20,153	$17,781

1.

Accumulated other comprehensive income is comprised of revaluation surplus, currency translation, available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, all of which are net of associated deferred income taxes

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together, referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The number of issued and outstanding common shares and unexercised options at December 31, 2014 and 2013 are as follows:

	Dec. 31, 2014	Dec. 31, 2013
Class A shares[1]	618,733,227	615,386,476
Class B shares	85,120	85,120

Shares outstanding[1]	618,818,347	615,471,596
Unexercised options[2]	36,672,766	35,603,974

Total diluted shares	655,491,113	651,075,570

1.	Net of 10,800,883 (2013 – 9,550,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Dec. 31, 2014	Dec. 31, 2013
Outstanding at beginning of year[1]	615,471,596	619,599,349
Issued (repurchased)
Repurchases	(1,440,418)	(8,772,646)
Long-term share ownership plans[2]	4,590,927	4,442,362
Dividend reinvestment plan	196,242	202,531

Outstanding at end of year[1]	618,818,347	615,471,596

1.	Net of 10,800,883 (2013 – 9,550,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan, escrowed stock plan and restricted stock plan

2014 ANNUAL REPORT    137

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Net income attributable to shareholders	$3,110	$2,120
Preferred share dividends	(154)	(145)

Net income available to shareholders – basic	2,956	1,975
Capital securities dividends[1]	2	13

Net income available for shareholders – diluted	$2,958	$1,988

1.

The Series 12 preferred shares were convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company during 2014

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Weighted average – common shares	616.7	616.1
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	15.7	12.8
Dilutive effect of the conversion of capital securities[1,2]	1.2	7.9

Common shares and common share equivalents	633.6	636.8

1.

The Series 12 preferred shares were convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company during 2014

2.	The number of shares is based on 95% of the quoted market price at year end

ii.	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Expense arising from equity-settled share-based payment transactions	$59	$54
Expense arising from cash-settled share-based payment transactions	265	87

Total expense arising from share-based payment transactions	324	141
Effect of hedging program	(263)	(77)

Total expense included in consolidated income	$61	$64

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2014 or 2013.

1)	Equity-settled Share-based Awards

a)	Management Share Option Plan

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date.

The changes in the number of options during 2014 and 2013 were as follows:

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2014	17,813	C$	24.56	16,809	US$	29.27
Granted	—		—	3,561		40.15
Exercised	(3,624)		23.78	(820)		29.35
Cancelled	—		—	(209)		33.92

Outstanding at December 31, 2014	14,189	C$	24.75	19,341	US$	31.22

1.	Options to acquire TSX listed Class A shares
2.	Options to acquire NYSE listed Class A shares

138    BROOKFIELD ASSET MANAGEMENT

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2013	23,575	C$	22.40	14,128	US$	26.90
Granted	—		—	3,586		37.82
Exercised	(3,534)		17.79	(722)		24.96
Cancelled	(214)		20.85	(183)		30.78
Converted[3]	(2,014)		11.47	—		—

Outstanding at December 31, 2013	17,813	C$	24.56	16,809	US$	29.27

1.     Options to acquire TSX listed Class A shares
2.     Options to acquire NYSE listed Class A shares
3.     Options converted to restricted shares at maturity

The cost of the options granted during the year was determined using the Black-Scholes valuation model, with inputs to the model as follows:

YEARS ENDED DECEMBER 31		Unit		2014	2013
Weighted average share price			US$	40.15		37.82
Weighted average fair value per option			US$	9.21		7.87
Average term to exercise			Years	7.5		7.5
Share price volatility[1]			%	31.4		31.2
Liquidity discount			%	25.0		25.0
Weighted average annual dividend yield			%	1.5		1.5
Risk-free rate			%	2.3		1.3

1.     Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

At December 31, 2014, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested		Unvested	Total
C$17.65	4.2 years		6,570	—		6,570
C$20.21 – C$30.22	0.8 years		3,106	—		3,106
C$31.62 – C$46.59	2.7 years		4,513	—		4,513
US$23.18	5.2 years		5,523	1,463		6,986
US$25.24 – US$35.06	6.8 years		2,601	2,887		5,488
US$37.8 – US$40.15	8.7 years		650	6,217		6,867

			22,963	10,567		33,530

At December 31, 2013, the following options to purchase Class A shares were outstanding:
		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested		Unvested	Total
C$13.37 – C$19.03	5.1 years		5,727	1,763		7,490
C$20.21 – C$30.22	1.8 years		5,028	80		5,108
C$31.62 – C$46.59	3.7 years		5,215	—		5,215
US$23.18 – US$35.06	6.9 years		6,125	7,133		13,258
US$37.82	9.2 years		110	3,441		3,551

			22,205	12,417		34,622

2014 ANNUAL REPORT    139

b)	Escrowed Stock Plan

The Escrowed Stock Plan (the “ES Plan”) provides executives with increased indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own the company’s Class A shares. The Class A shares are purchased on the open market with the purchase cost funded with the proceeds from preferred shares issued to the company. The ES Shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the company, based on the market value of Class A shares at the time of the exchange.

During 2014, 2.75 million Class A shares were purchased in respect of ES Shares granted to executives under the ES Plan (2013 – 2.35 million Class A shares) during the year. For the year ended December 31, 2014, the total expense incurred with respect to the ES Plan totalled $20.8 million (2013 – $14.0 million).

The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

YEARS ENDED DECEMBER 31	Unit	2014	2013
Weighted average share price	US$	40.15	37.82
Weighted average fair value per share	US$	8.59	7.34
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	31.4	31.2
Liquidity discount	%	30.0	30.0
Weighted average annual dividend yield	%	1.5	1.5
Risk-free rate	%	2.3	1.3

1.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

c)	Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2014, Brookfield granted 319,680 Class A shares pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $11.3 million (2013 – $10.6 million) of compensation expense.

2)	Cash-settled Share-based Awards

a)	Restricted Share Unit Plan

The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2014 was $732 million (2013 – $508 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2014, including those of operating subsidiaries, totalled $2 million (2013 – $19 million), net of the impact of hedging arrangements.

140    BROOKFIELD ASSET MANAGEMENT

The change in the number of DSUs and RSUs during 2014 and 2013 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2014	9,071	7,280	C$	13.64
Granted and reinvested	320	—		—
Exercised and cancelled	(249)	—		—

Outstanding at December 31, 2014	9,142	7,280	C$	13.64

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2013	7,447	8,030	C$	13.56
Granted and reinvested	1,830	—		—
Exercised and cancelled	(206)	(750)		12.76

Outstanding at December 31, 2013	9,071	7,280	C$	13.64

The fair value of DSUs is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2014	Dec. 31, 2013
Share price on date of measurement	C$	58.22	41.22
Share price on date of measurement	U$	50.13	38.83

The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2014	Dec. 31, 2013
Share price on date of measurement	C$	58.22	41.22
Weighted average exercise price	C$	13.64	13.64
Weighted average fair value of a unit	C$	39.23	24.18

22.	REVENUES

Revenues include $12,338 million (2013 – $12,834 million) from the sale of goods, $5,277 million (2013 – $6,448 million) from the rendering of services, of which $nil (2013 – $558 million) was received in kind, and $749 million (2013 – $811 million) from other activities.

23.	DIRECT COSTS

Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2014 and 2013 by nature:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Cost of sales	$9,381	$10,416
Compensation	1,557	1,125
Selling, general and administrative expenses	1,010	975
Property taxes, sales taxes and other	1,170	1,412

	$13,118	$13,928

24.	OTHER INCOME AND GAINS

Other income and gains in 2013 includes a $525 million gain on the settlement of a long-dated interest rate swap contract as well as a $664 million gain on the sale of a private equity investee company.

In August 2013, the company paid $905 million to terminate the contract, which had accrued to $1,440 million in our Consolidated Financial Statements at the time of settlement. The gain was determined based on the difference between the accrued liability immediately prior to termination and the termination payment amount, adjusted for associated transaction costs and recorded in our corporate activities segment.

2014 ANNUAL REPORT    141

25.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Investment properties	$3,266	$1,031
Warrants in General Growth Properties	526	53
Investment in Canary Wharf	319	89
Forest products investment	230	—
Power contracts	(13)	(134)
Other private equity investments	(31)	(94)
Redeemable units	(283)	(20)
Impairments of goodwill and other[1]	(340)	(262)

	$3,674	$663

1.	Other fair value changes includes $74 million (2013 – $33 million) of transaction costs associated with business combinations

26.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at December 31, 2014 and 2013 is as follows:

(MILLIONS)	Note	Dec. 31, 2014	Dec. 31, 2013
Foreign exchange	(a)	$13,861	$11,194
Interest rates	(b)	13,747	16,757
Credit default swaps	(c)	848	800
Equity derivatives	(d)	2,197	1,633

Commodity instruments	(e)	Dec. 31, 2014	Dec. 31, 2013
Energy (GWh)		36,499	102,331
Natural gas (MMBtu – 000’s)		3,808	12,764

142    BROOKFIELD ASSET MANAGEMENT

a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2014 and December 31, 2013:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Foreign exchange contracts
British pounds	$3,283	$2,782	$1.60	$1.60
Australian dollars	3,667	1,932	0.85	0.94
Canadian dollars	1,838	1,387	0.89	0.95
European Union euros	1,040	922	1.29	1.37
Brazilian reais	305	702	2.63	2.34
Japanese yen	190	1	113.0	101.0
Cross currency interest rate swaps
Australian dollars	1,685	1,333	0.95	1.01
Canadian dollars	1,107	654	0.85	0.91
British pounds	313	300	1.49	1.49
Japanese yen	—	98	—	75.47
Foreign exchange options
Japanese yen	183	548	110.0	105.0
European Union euros	251	413	1.25	1.28
British pounds	—	123	—	1.86

Included in net income are unrealized net gains on foreign currency derivative contracts amounting to $174 million (2013 – $48 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $492 million (2013 – net losses of $71 million).

b)	Interest Rates

At December 31, 2014, the company held interest rate swap contracts having an aggregate notional amount of $nil (2013 – $600 million), and interest rate swaptions with an aggregate notional amount of $1,699 million (2013 – $1,704 million). The company’s subsidiaries held interest rate swap contracts with an aggregate notional amount of $7,828 million (2013 – $8,654 million), and interest rate cap contracts with an aggregate notional amount of $4,219 million (2013 – $5,799 million).

c)	Credit Default Swaps

As at December 31, 2014, the company held credit default swap contracts with an aggregate notional amount of $848 million (2013 – $800 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of pre-determined credit events. The company is entitled to receive payments in the event of a pre-determined credit event for up to $800 million (2013 – $800 million) of the notional amount and could be required to make payments in respect of $48 (2013 – $nil) of the notional amount.

d)	Equity Derivatives

At December 31, 2014, the company and its subsidiaries held equity derivatives with a notional amount of $2,197 million (2013 – $1,633 million) which includes $828 million (2013 – $765 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s Consolidated Financial Statements at year end.

e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s Consolidated Financial Statements. The company has purchased 2,110,000 MMBtu’s of natural gas financial contracts and sold 1,698,000 MMBtu’s natural gas financial contracts as part of its electricity sale price risk mitigation strategy.

2014 ANNUAL REPORT    143

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2014 and 2013 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2014			2013
YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$9,552	$(224)	$(60)	$10,452	$37	$(141)
Net investment hedges	7,801	314	—	6,146	(58)	—

	$17,353	$90	$(60)	$16,598	$(21)	$(141)

1.	Notional amount does not include 8,671 GWh and 42,199 GWh of commodity derivatives at December 31, 2014 and December 31, 2013, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2014 and 2013, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2014	Unrealized Losses During 2014	Net Change During 2014	Net Change During 2013
Foreign exchange derivatives	$708	$(124)	$584	$(26)
Interest rate derivatives
Interest rate swaps	36	(394)	(358)	81
Interest rate caps	1	—	1	(1)
Interest rate swaptions	—	(32)	(32)	25

	37	(426)	(389)	105
Credit default swaps	5	—	5	(2)
Equity derivatives	750	—	750	38
Commodity derivatives	85	(182)	(97)	(154)

	$1,585	$(732)	$853	$(39)

144    BROOKFIELD ASSET MANAGEMENT

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2014 and the comparative notional amounts at December 31, 2013, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Dec. 31, 2014				Dec. 31, 2013
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$2,123	$1,171	$—	$3,294	$2,996
Interest rate derivatives
Interest rate swaps	6	483	571	1,060	872
Interest rate swaptions	974	725	—	1,699	1,704
Interest rate caps	1,479	2,741	—	4,220	5,799

	2,459	3,949	571	6,979	8,375
Credit default swaps	3	845	—	848	800
Equity derivatives	236	1,943	—	2,179	1,615
Commodity instruments
Energy (GWh)	10,735	16,440	653	27,828	60,132
Natural gas (MMBtu – 000’s)	2,110	1,698	—	3,808	12,765
Elected for hedge accounting
Foreign exchange derivatives	$7,717	$852	$1,998	$10,567	$8,198
Interest rate derivatives
Interest rate swaps	1,994	3,594	1,180	6,768	8,382
Interest rate caps	—	—	—	—	—

	1,994	3,594	1,180	6,768	8,382
Equity derivatives	7	11	—	18	18
Commodity instruments Energy (GWh)	4,134	4,537	—	8,671	42,199

27.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair value of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

2014 ANNUAL REPORT    145

The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $63 million (2013 – $41 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 10 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $6 million (2013 – $2 million) and an increase in other comprehensive income of $23 million (2013 – $37 million), before tax for the year ended December 31, 2014.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $16 million (2013 – $14 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $78 million (2013 – $82 million) as at December 31, 2014, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $193 million (2013 – $126 million) and decreased other comprehensive income by $22 million (2013 – $13 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $47 million (2013 – $36 million). This increase would be offset by a $47 million (2013 – $37 million) change in value of the associated equity derivatives of which $46 million (2013 – $36 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2013 – $1 million) would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2014 by approximately $15 million (2013 – $49 million) and decreased other comprehensive income by $20 million (2013 – $27 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a total notional amount of $848 million (2013 – $800 million) at December 31, 2014. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $2 million (2013 – $2 million) for the year ended December 31, 2014, prior to taxes.

b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

146    BROOKFIELD ASSET MANAGEMENT

c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

28.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e., common and preferred equity). As at December 31, 2014, the recorded values of these items in the company’s Consolidated Financial Statements totalled $23.7 billion (2013 – $21.0 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $4.1 billion based on carrying values at December 31, 2014 (2013 – $4.0 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2014 was 14% (2013 – 15%).

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2014 and 2013. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

29.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in year valuation change was a decrease of $77 million (2013 – an increase of $26 million). The discount rate used was 4% (2013 – 5%) with an increase in the rate of compensation of 3% (2013 – 3%) and an investment rate of 5% (2013 – 5%).

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Plan assets	$536	$662
Less accrued benefit obligation:
Defined benefit pension plan	(627)	(796)
Other post-employment benefits	(89)	(36)

Net liability	(180)	(170)
Less: net actuarial (losses) gains	(16)	3

Accrued benefit liability	$(196)	$(167)

2014 ANNUAL REPORT    147

30.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key Management Personnel and Directors

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly and consist of the company’s Senior Managing Partners. The company’s Directors do not plan, direct, or control the activities of the company directly; they provide oversight over the business.

The remuneration of Directors and other key management personnel of the company during the years ended December 31, 2014 and 2013 was as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Salaries, incentives and short-term benefits	$19	$21
Share-based payments	56	41

	$75	$62

The remuneration of Directors and key executives is determined by the Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions

In the normal course of operations, the company executes transactions on market terms with related parties, which have been measured at exchange value and are recognized in the Consolidated Financial Statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following table lists the related party balances included within the Consolidated Financial Statements as at and for the years ended December 31, 2014 and 2013:

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Financial assets	$1,394	$868
Investment and other income, net of interest expense	526	25
Management fees received	29	43

In 2013, the Corporation entered into a $500 million three-year subordinated credit facility with wholly owned subsidiaries of BPY, which was subsequently increased to a notional amount of $1.0 billion in 2014, of which $570 million was drawn on the facility at year end. The terms of the facility, including the interest rate charged by the company, are consistent with market practice given BPY’s credit worthiness and the subordination of this facility. All transactions related to this facility have been approved by the independent directors of BPY.

31.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, operating leases and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2014, the company and its subsidiaries had $1,087 million (2013 – $868 million) of such commitments outstanding.

In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

148    BROOKFIELD ASSET MANAGEMENT

The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2014 could result in a material settlement liability.

The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with pre-determined joint venture arrangements.

The Corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in note 20, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

b)	Insurance

The company conducts insurance operations as part of its corporate activities. As at December 31, 2014, the company held insurance assets of $130 million (2013 – $158 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2014, net underwriting losses on reinsurance operations were $31 million (2013 – $27 million) representing $5 million (2013 – $nil) of premium and other revenues offset by $36 million (2013 – $27 million) of reserves and other expenses.

c)	Supplemental Cash Flow Information

Cash flow from operating activities includes cash taxes paid of $185 million (2013 – $293 million) and cash interest paid of $2,645 million (2013 – $2,699 million). Sustaining capital expenditures in the company’s renewable energy operations were $58 million (2013 – $79 million), in its property operations were $259 million (2013 – $215 million) and in its infrastructure operations were $131 million (2013 – $129 million).

During the year, the company has capitalized $204 million (2013 – $197 million) of interest primarily to investment properties and residential inventory under development.

2014 ANNUAL REPORT    149

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

These Consolidated Financial Statements contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

150    BROOKFIELD ASSET MANAGEMENT